

August 2, 2010

Erica Zalbert
Chief Financial Officer
EchoMetrix, Inc.
6800 Jericho Turnpike – Suite 208E
Syosset, NY 11791

RE: **EchoMetrix, Inc.**
          Form 10-K for the fiscal year ended December 31, 2009
          Filed March 31, 2010
          Form 10-Q for the quarterly period ended March 31, 2010
          File No. 001-31590

Dear Ms. Zalbert:

        We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director